January 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Edward M. Kelly, Esq.

Re:	Coda Octopus Group, Inc.
Registration Statement on Form S-3 (File No. 333-236029)
Filed January 23, 2020

Ladies and Gentlemen:

Coda Octopus Group, Inc. (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the above-referenced Registration Statement of the Company be declared effective under the Securities Act, at 12:00 P.M., Eastern Time, on Friday, January 31, 2020, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

Please contact Louis A. Brilleman at (212) 584-7805 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CODA OCTOPUS GROUP, INC.

/s/ Annmarie Gayle
Annmarie Gayle
Chief Executive Officer